UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement

On September 9, 2024, Able View Global Inc., a Cayman Islands exempted company (the “Company”) completed the signing of Convertible Note Purchase Agreements (the “Agreements”) with three (3) non-U.S. investors (the “Purchasers”).

Pursuant to the Agreements, the Company will issue and sell to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000, interest rate of 8% per annum, original issue discount of 20%, and maturity of three (3) years. The Notes are convertible into Class B Ordinary Shares of the Company (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, and (ii) $0.6 per Class B Ordinary Share. In addition, the Company will issue the Purchasers warrants to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”) upon the conversion of the Notes, with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes.

The Purchasers are non-U.S. investors acquiring the above described securities in an “offshore transaction” as defined in Rule 902 of Regulation S under the Securities Act, and subject to transfer restrictions during the applicable restricted period. Pursuant to the Agreements, the Purchasers have agreed to a six-month lock-up regarding all securities of the Company. The Agreements contain other customary representations, warranties, covenants and conditions to closing for a transaction of this nature.

The foregoing descriptions are summaries of the material terms of such documents, do not purport to be complete and are qualified in their entirety by reference to the documents, the forms of which are attached hereto as exhibits.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Form of Convertible Note Purchase Agreement
99.2	Form of Convertible Note
99.3	Form of Conversion Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 11, 2024	Able View Global Inc.

	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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